UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           Idera Pharmaceuticals, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45168K108
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                    Leo Kirby
                         667 Madison Avenue, 17th Floor
                               New York, NY 10021
                                 (212) 521-2418
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 29, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 45168K108                                            Page 2 of 6 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Julian C. Baker
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY             0
       OWNED BY         --------------------------------------------------------
         EACH           8     SHARED VOTING POWER
       REPORTING
        PERSON                3,828,703
         WITH           --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,828,703
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,828,703
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                     |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------


                                Page 2 of 6 Pages

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 45168K108                                            Page 3 of 6 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Felix J. Baker
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
       NUMBER OF        7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY             0
       OWNED BY         --------------------------------------------------------
         EACH           8     SHARED VOTING POWER
       REPORTING
        PERSON                3,828,703
         WITH           --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,828,703
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,828,703
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)                                                     |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      16.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IN
--------------------------------------------------------------------------------


                                Page 3 of 6 Pages

      This Amendment No. 1 to Schedule 13D is being filed by Julian C. Baker and Felix J. Baker (the "Reporting Persons") to supplement the statements on
Schedule 13D previously filed by them, as heretofore amended. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 5. Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock held, including shares that maybe acquired upon the exercise of Warrants, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 23,039,949 shares outstanding as reported in the Company's Form 10Q filed on August 1, 2007. Such percentage figures are calculated on the basis that the Warrants owned by the Reporting Persons are deemed exercised for shares of Common Stock but other outstanding Warrants are not deemed converted or exercised.

                                                                Percent of Class
      Name                                  Number of Shares      Outstanding
      ----------------------------------       -----------          -------
      Baker Bros. Investments, L.P.                118,514              0.5%
      Baker Bros. Investments II, L.P.             107,105              0.5%
      Baker Biotech Fund I, L.P                  1,177,237              5.1%
      Baker Brothers Life Sciences, L.P.         2,353,406             10.2%
      14159, L.P.                                   72,441              0.3%

      ----------------------------------       -----------          -------
      Total                                      3,828,703             16.6%

By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

The following transactions in Common Stock were effected by the entities noted below during the sixty days preceding the filing of this statement. None of the reporting Persons has effected any other transactions in Common Stock during this period.

-------------------------------------------------------------------------------------------
                                                     Number of                      Price/
              Name                     Date           Shares         Transaction     Share
-------------------------------------------------------------------------------------------
Baker Brothers Investments, L.P.    10/29/2007         1,743            Sale        12.4669
-------------------------------------------------------------------------------------------
Baker Brothers Investments II,      10/29/2007         1,574            Sale        12.4669
L.P.
-------------------------------------------------------------------------------------------
Baker Brothers Life Sciences,
L.P.                                10/29/2007        34,606            Sale        12.4669
-------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.          10/29/2007        17,311            Sale        12.4669
-------------------------------------------------------------------------------------------
14159, L.P.                         10/29/2007         1,066            Sale        12.4669
-------------------------------------------------------------------------------------------


                                Page 4 of 6 Pages

-----------------------------------------------------------------------------------------------
                                                                                         Price/
               Name                      Date      Number of Shares     Transaction      Share
-----------------------------------------------------------------------------------------------
Baker Brothers Investments, L.P.      10/30/2007         1,628             Sale         12.0286
-----------------------------------------------------------------------------------------------
Baker Brothers Investments II, L.P.   10/30/2007         1,471             Sale         12.0286
-----------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    10/30/2007        32,332             Sale         12.0286
-----------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            10/30/2007        16,173             Sale         12.0286
-----------------------------------------------------------------------------------------------
14159, L.P.                           10/30/2007           996             Sale         12.0286
-----------------------------------------------------------------------------------------------
Baker Brothers Investments, L.P.      10/31/2007         1,228             Sale         11.6995
-----------------------------------------------------------------------------------------------
Baker Brothers Investments II, L.P.   10/31/2007         1,109             Sale         11.6995
-----------------------------------------------------------------------------------------------
Baker Brothers Life Sciences, L.P.    10/31/2007        24,384             Sale         11.6995
-----------------------------------------------------------------------------------------------
Baker Biotech Fund I, L.P.            10/31/2007        12,198             Sale         11.6995
-----------------------------------------------------------------------------------------------
14159, L.P.                           10/31/2007           751             Sale         11.6995
-----------------------------------------------------------------------------------------------

Item 7. Material to Be Filed as Exhibits.

Exhibit 1. Agreement regarding the joint filing of this statement.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2007


                                        By: /s/ Julian C. Baker
                                            ------------------------------
                                            Julian C. Baker


                                        By: /s/ Felix J. Baker
                                            ------------------------------
                                            Felix J. Baker


                                Page 5 of 6 Pages

                                                                       EXHIBIT 1

                                    AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.001 par value, of Idera Pharmaceuticals, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

October 31, 2007


                                        By: /s/ Julian C. Baker
                                            ------------------------------
                                            Julian C. Baker


                                        By: /s/ Felix J. Baker
                                            ------------------------------
                                            Felix J. Baker


                                Page 6 of 6 Pages